Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5130	E-mail Address kkennedy@stblaw.com

June 20, 2019

Russell Mancuso

Thomas Jones

Gary Newberry

Lynn Dicker

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	10x Genomics, Inc. – Registration Statement on Form S-1

(CIK No. 0001770787)

Ladies and Gentlemen:

On behalf of 10x Genomics, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff of the Securities and Exchange Commission (the “Staff”) an amendment to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on May 10, 2019. The Company has revised the Draft Registration Statement in response to the Staff’s comments in its letter, dated June 6, 2019, relating to the Draft Registration Statement (the “comment letter”), and to otherwise update its disclosure. In accordance with Section 71003 of the FAST Act, the Company is omitting interim financial information for the fiscal quarter ended March 31, 2019. The Company will amend the Registration Statement to include all financial statements required by Regulation S-X at the date of such amendment prior to requesting effectiveness of the Registration Statement.

The Company is seeking confidential treatment for this submission pursuant to Rule 83 of the Commission. The Company will publicly file the registration statement (as amended, the “Registration Statement”) and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as both a clean copy of the revised Draft Registration Statement and a copy marked to show all changes from the initial version of the Draft Registration Statement.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the revised Draft Registration Statement. Unless otherwise defined below, terms defined in the revised Draft Registration Statement and used below shall have the meanings given to them in the revised Draft Registration Statement.

NEW YORK             BEIJING              HONG KONG             HOUSTON             LONDON              LOS ANGELES             SÃO PAULO             TOKYO             WASHINGTON, D.C.

Draft Registration Statement on Form S-1 submitted May 10, 2019

Prospectus Summary, page 1

1.

Please revise the summary to more prominently highlight the risks regarding the litigation mentioned on pages 42 — 48. For example, if substantially all of your products have been found to infringe another entity’s patents and you could be enjoined from selling the products, please highlight this issue clearly and directly in a prominent section of your prospectus summary.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 6.

2.

Please tell us whether you commissioned any of the third-party data included in your registration statement. Also, revise the disclosure on page 5 to identify the industry sources that estimated a total market opportunity as approximately $13 billion.

The Company respectfully advises the Staff that it did not commission any of the third-party data included in the Registration Statement. In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 94.

3.	Please tell us whether the articles that you mention in your prospectus or any studies or users have identified any material disadvantages of your products.

The Company respectfully advises the Staff that it is not currently aware of any material disadvantages of its products being discussed in the articles or studies described in the Registration Statement. The articles and studies identified in the Registration Statement generally discuss the methods used by the researcher(s) to reach the published scientific conclusions. Such discussions generally mention the products and tools used in the experiment, but do not generally include a critique of the capabilities of such products and tools nor comparisons to alternative products and tools, if any.

As mentioned on page 100, the Company’s product strategy is informed by its relationships with its customers. As part of the dialogue between the Company and its customers, the Company’s customers have suggested improvements to the Company’s then current product offerings. Like other companies whose business is making and selling products, the Company is continually modifying its products based on this feedback.

Implications of being an emerging growth company, page 6

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that no such written communications have been presented by the Company or on its behalf to potential investors. The Company will supplementally provide to the Staff any such materials in the event they are used in the future in connection with this offering.

Our failure to effectively manage product transitions, page 16

5.	Please disclose, if material, the amount of your Gel beads in EMulsion microfluidic chips and associated consumables you currently hold in inventory.

In response to the Staff’s comment, the Company has revised its disclosure on page 17.

We are dependent on single source..., page 23

6.

Please reconcile your disclosure here regarding not having long-term contracts with suppliers with your disclosure on page 87 regarding supplier agreements with minimum annual purchase requirements. Please also tell us when your agreement with the contract manufacturer mentioned on page F-9 ends, assuming no party exercises its rights for early termination.

In response to the Staff’s comment, the Company has revised its disclosure on pages 23 and F-9.

Significant U.K. or European developments..., page 34

7.	Please clarify the extent of your business affected by this risk.

In response to the Staff’s comment, the Company has revised its disclosure on page 34 to clarify the extent of the Company’s business which may be affected by the risk of a U.K. withdrawal from the European Union.

We are involved in lawsuits..., page 46

8.	Please clarify the portion of your products affected by the patents that are the subject of the law[s]uits.

The Company wishes to draw to the Staff’s attention the fact that the referenced risk factor deals with patent litigation that the Company has chosen to initiate against third party defendants (i.e., offensive patent litigation). Whether the Company’s own products use the technology claimed in the patents asserted against such third parties does not affect the outcome of such litigation since the basis of such actions is that third-party products infringe one or more of the Company’s patents. Accordingly, the Company believes it would not be meaningful to investors to disclose the extent to which the Company’s products use the technology claimed in patents involved in its offensive litigation. The Company respectfully notes that in the immediately preceding risk factor captioned “We are involved in significant litigation which has consumed significant resources and management time . . .”, which discusses the Company’s defensive litigation risks, the Company discloses in a number of places that the referenced defensive litigation covers “substantially all of our products”.

Risks related to this offering and ownership of our Class A common stock, page 50

9.	Please tell us the extent to which you can issue additional Class B common stock after this offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 151.

Delaware law and provisions in our amended and restated certificate of incorporation, page 56

10.	Please reconcile your disclosure here and on pages 152-153.

In response to the Staff’s comment, the Company has revised its disclosure on page 57.

11.

We note your disclosure on page 57 suggesting that Class B common stock might represent more than a majority of the combined voting power of your common stock. Please tell us whether you may be a controlled company under applicable exchange listing standards, and, if so, whether you will use related exemptions to governance rules under those standards.

The Company respectfully advises the Staff that, while it expects the holders of the Class B common stock to collectively represent more than a majority of the combined voting power of the Company’s common stock outstanding immediately following this offering, it does not expect to be a controlled company under applicable exchange listing standards and it does not intend to use the related exemptions to governance rules. In addition, the Company notes that it has revised the disclosure on page 57 to clarify that it does not intend to adjust its anti-takeover provisions based on the percentage of the combined voting power of its common stock represented by the holders of the Class B common stock.

Use of Proceeds, page 61

12.	Please tell us the status of negotiations to acquire business, products or technologies. Also provide us your analysis of whether this information must be disclosed in your prospectus.

The Company respectfully advises the Staff that there are currently no on-going negotiations to acquire any material businesses, products or technologies. Accordingly, the Company does not believe any additional disclosure is required in the prospectus.

Recurring consumable revenue, page 76

13.	Please disclose the extent of revenue from halo users during the periods presented. Also, clarify the nature of the third-party logistics providers that you mention in the next subsection.

In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 77.

Revenue, page 82

14.

We note your disclosure that instrument revenue increased by 49% while the number of instruments sold increased 74%. If revenue per instrument is decreasing, please discuss the cause of the decrease. Also, please clarify the nature and effect of new products introduced in 2018; we note your disclosure on page 77.

In response to the Staff’s comment, the Company has revised its disclosure on pages 77, 82 and 83.

15.

Please tell us whether any of your products or consumables contribute disproportionately to your revenue. Also tell us whether the relative contribution of each product to revenue has changed materially during the periods presented.

The Company respectfully directs the Staff to its disclosure on pages 71, 82 and 83 describing the relative revenue contributions of instrument sales and consumable sales as well as a comparison of their respective revenue contributions in the years ended December 31, 2017 and 2018. In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 76 to disclose the revenue contribution of its Single Cell Gene Expression consumables for the years ended December 31, 2017 and 2018. The Company supplementally advises the Staff that none of the Company’s other consumables contributed a material amount of revenue during the years ended December 31, 2017 and 2018, in part due to the fact that many of the Company’s current consumables offerings were launched in 2018, as disclosed on pages 19 and 77.

Silicon Valley Bank Loan and Security Agreement, page 85

16.	Please revise the disclosure in the last paragraph on page 85 to disclose the required minimum revenue and the periods of time.

In response to the Staff’s comment, the Company has revised its disclosure on page 85.

Common Stock Valuation, page 90

17.

Please reconcile your disclosure on page 90 that the valuation was prepared by a third- party valuation firm with your disclosure at the top of page 91 suggesting that the third party-valuation firm’s results were not the only factor used to determine the fair value. For guidance, see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 233.02 available on the Commission’s website.

In response to the Staff’s comment, the Company has revised its disclosure on pages 90 and 91.

Our competitive strengths, page 100

18.	Please provide us support for your statement of leadership.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 100 and 121.

Our Chromium Platform, page 104

19.	Please clarify your role in the studies mentioned in the penultimate paragraph on page 111 and in the first sentence on page 114.

The Company respectfully advises the Staff that the studies mentioned in the penultimate paragraph on page 111 and in the last paragraph on page 113 were performed independently by researchers using the Company’s products and that the Company did not commission these studies. In response to the Staff’s comment, the Company has revised its disclosure on pages 111 and 113.

Key GemCode advantages, page 106

20.	Please tell us whether the percentages that you disclose in this section are typical for all of your products.

The Company respectfully advises the Staff that the metrics and percentages disclosed on page 106 with respect to cell throughput, cell capture rates and doublet rates are typical for the Company’s principal solutions to which these metrics are applicable – specifically, the Company’s Chromium Single Cell Gene Expression, Immune Profiling and ATAC solutions. The Company’s Chromium Single Cell CNV solution, which has a different product architecture, has a cell throughput of up to 20,000 cells per run, cell capture rates of approximately 15% and doublet rates of less than 1% per 1,000 cells. The Company has revised its disclosure on page 111 accordingly. These metrics are not applicable to the Company’s Chromium Genome and Exome solution, which is not a single cell product.

Single Cell Gene Expression, page 106

21.	We note your reference to compatible third-party sequencers. Please tell us what portion of available third-party sequencers are compatible with each of your products.

The Company respectfully advises the Staff that all of the Company’s products are currently compatible with all of Illumina, Inc.’s current sequencers as well as the BGISEQ-500 sequencer made by MGI Tech Co., Ltd. Additionally, researchers have used our products with other sequencers including those of Pacific Biosciences of California, Inc. and Oxford Nanopore Technologies Ltd. The Company believes based on publicly available information that these sequencers represent a substantial majority of the sequencers currently used in research settings. For example, industry sources estimate that Illumina by itself has a market share of approximately 75% of the market.

22.

Please clarify your material obligations under the partnership with Human Cell Atlas, whether your competitors also have similar partnerships with Human Cell Atlas, and when your partnership ends or could be terminated.

In response to the Staff’s comment, the Company has revised its disclosure on page 108 to detail our obligations to the Human Cell Atlas consortium.

Intellectual Property, page 121

23.	Please revise the disclosure in the fourth paragraph of this section about “a low double-digit percentage of revenue” to provide more specific information.

In response to the Staff’s comment, the Company has revised its disclosure on page 122.

24.	Please disclose when your patents and licenses expire. Also, disclose material field and territory restrictions.

In response to the Staff’s comment, the Company has revised its disclosure on page 122.

Certain Relationships and related party transactions, page 143

25.	Please identify the related persons that had or will have a direct or indirect material interest in the transactions that you mention in the second and third paragraph on page 144.

In response to the Staff’s comment, the Company has revised its disclosure on page 145 to identify the related persons who have material interests in the transactions in the second and third paragraphs on that page.

Conversion of Class B Common Stock, page 151

26.

You state that the shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer “other than with respect to certain estate planning transfers and transfers between [y]our co-founders.” Please clarify the scope of this exception. Explain the circumstances under which estate planning transfers may occur without automatic conversion of the shares and the parties to whom the shares may be transferred, including whether shares of one co-founder may be transferred upon death or total disability to another co-founder without conversion.

In response to the Staff’s comment, the Company has revised its disclosure on pages 53, 54 and 152.

Underwriting, page 164

27.

We note your disclosure in the third paragraph of this section about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 165.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Recently Adopted Accounting Pronouncements, page F-14

28.

We note you are using the extended transition period for complying with new or revised financial accounting standards. Given that Section 107(b)(2) of the JOBS Act requires compliance with the transition provisions for all new or revised accounting standards in the same manner, to eliminate investor confusion, if you are early adopting certain standards based on transition guidance permitted under that standard, please revise your disclosures to so indicate. In this regard, revise to disclose that you early adopted ASU No. 2017-01 during your fiscal year ended December 31, 2018.

In response to the Staff’s comment, the Company has revised its disclosure on page F-14 to clarify that the Company early adopted ASU No. 2017-01 as of January 1, 2018 on a prospective basis and applied this standard to the Company’s transactions beginning January 1, 2018.

Note 3 - Asset Acquisitions, page F-16

29.

Please explain to us how the Epinomics and Spatial asset acquisitions met the screen test described on page F-14, including how you determined that substantially all of the fair value of the gross assets acquired in each acquisition is concentrated in a single identifiable asset or group of similar identifiable assets.

Epinomics

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the acquisition of Epinomics was determined to be an asset acquisition on the basis that the fair value of the gross assets acquired was concentrated within one intellectual property license which constitutes a single identifiable asset under ASC 805-10-55-5B.

The Company purchased Epinomics solely to gain access rights to one intellectual property license in epigenetics to use in a discrete project to develop consumable kits to be used with its instruments. The Company considered both tangible assets acquired, and liabilities assumed as of the date of the acquisition and the existence of any separately identifiable intangible assets as well as any assembled workforce. As of the acquisition date, Epinomics was in the development stage with limited operations and no developed technology or products. Epinomics had an immaterial amount of cash and no significant tangible assets.

Furthermore, only one former Epinomics employee continued to provide Epinomics-related services to the Company on a short-term basis after the acquisition. Accordingly, the Company evaluated the assembled workforce acquired and determined that it was not significant. Epinomics had two months remaining on a lease for a small office space which the Company also determined did not convey significant value. There were no other contracts or agreements transferred to the Company in the acquisition that would require separate accounting recognition, other than the intellectual property license, which represented a single identifiable intangible asset. The intellectual property license was therefore assigned substantially all of the fair value of the consideration paid and met the screen test as defined under ASC 805-10-55A.

Spatial

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the acquisition of Spatial was determined to be an asset acquisition on the basis that the fair value of the gross assets acquired was concentrated within the acquired patents which constitute a group of similar identifiable assets under ASC 805-10-55-5C.

The primary reason for the purchase of Spatial was for the foundational patents in spatial transcriptomics, which the Company intends to use in a discrete project to develop spatial transcriptomics reagent kits. The Company considered both tangible assets acquired and liabilities assumed as of the date of the acquisition and the existence of any separately identifiable intangible assets as well as an assembled workforce. The Company engaged a third party specialist to assist management with identifying and valuing the assets acquired. After giving consideration to this valuation, the fair value of the patents acquired was assessed to be 96% of the gross assets acquired. Of the remaining 4%, 1% represented other intangible assets such as trade name and customer relationships, and the remaining 3% represented working capital assets. The Company determined that the five Spatial employees which were retained did not represent a significant assembled workforce.

The Company has determined that the collective patents are a single identifiable asset since the group of patents are dependent on each other to create the foundational technologies in spatial research. The acquired patents and collective know-how do not support multiple platforms or divergent products; rather, they have been created to develop a singular platform around spatial technology and were acquired by the Company solely for that purpose. Specifically, the patents cover a range of technologies relating to the manufacturing of arrays having specialized spatially-encoded probes on their surface, as well as workflows using such arrays with specialized reagents to create barcoded molecules from biological tissue samples. The Company believes that these patented technologies will work together to produce the biological data that will be the output of the spatial transcriptomics reagent kits being developed by the Company. Accordingly, the Company has determined that the individual patents or know-how do not constitute significant value apart from the group of patents and know-how acquired as a whole. In addition, they have similar useful lives. Given that the fair value of the patents comprised substantially all of the total value of the assets acquired, the Company concluded that this acquisition met the screen test as defined under ASC 805-10-55A.

The Company also considered whether it acquired any in-process research and development (“IPR&D”) apart from the patents previously discussed. The Company noted that Spatial did not have any significant on-going research projects that were still on-going at the time of the acquisition as Spatial’s research and develop activities were limited to refining its current foundational technologies in spatial research. As such, the Company did not identify any IPR&D apart from the patents discussed above.

30.

Please explain how you determined that $22.2 million and $36.9 million of acquired assets in the Epinomics and Spatial asset acquisitions, respectively, have no alternative future use and should be expensed as IPR&D. Refer to ASC 730-10-25-2c.

The Company acknowledges the Staff’s comment and respectfully advises the staff that the Company acquired Epinomics solely to gain access rights to one intellectual property license in epigenetics to use in a discrete project to develop consumable kits to be used with its instruments. Similarly, the Company purchased Spatial primarily for the purpose of acquiring the patents, which it intends to use in a discrete project to develop spatial transcriptomics reagent kits. At the time of each of these acquisitions, there were no commercially viable products being developed using either of these acquired assets as any technologies being developed had not reached technological feasibility and were in the early stages of development. In addition, there was a high degree of risk that the technologies may not reach commercial feasibility as well as a high degree of risk that any products that are developed from such technologies would be adopted by top researchers. The Company also considered whether there were any additional research and development projects in which either of these technologies may be used at the current time or in the future and concluded that no such projects were in process, were planned or were under consideration. The Company had no reasonable expectation that it would use the acquired assets for research and development of technologies outside of discrete epigenetics or spatial transcriptomics projects currently under development. Therefore, the Company concluded that the acquired technologies are expected to be used only in currently active IPR&D projects and not in future IPR&D projects and that value assigned to the acquired technologies should immediately be expensed as IPR&D.

31.

Please tell us how you determined Epinomics and Spatial did not meet the definition of a business under Rule 11-01(d) of Regulation S-X and how you considered Rule 3-05 of Regulation S-X in regard to these acquisitions.

Epinomics

The Company acknowledges the Staff’s comment and respectfully advises the Staff that upon acquisition of Epinomics, Epinomics neither had sold any products pre-acquisition nor had an established trade name. At the time of the acquisition in March 2018, Epinomics had seven employees and operated in a single location. The Company did not continue any of Epinomics’ operations post acquisition, including research and development projects, other than retaining one employee for short-term transitional purposes. The Company also vacated Epinomics’ physical location upon the expiration of the lease shortly after the acquisition in March 2018.

Since there were no revenue generating activities pre-acquisition, pre-acquisition research and develop activities were ceased upon acquisition and only one former Epinomics employee continued to provide Epinomics-related services to the Company on a short-term basis after the acquisition, the Company concluded that the activities of Epinomics did not meet the definition of a business under Rule 11-01(d) of Regulation S-X and, therefore, it was not required to include disclosures under Rule 3-05 of Regulation S-X.

Spatial

The Company respectfully advises the Staff that the Company concluded that the acquisition of Spatial could be considered an acquisition of a business under S-X 11-01(d). However, in a letter dated April 5, 2019, the Company requested relief of the requirements of Rule 3-05 and Article 11 from the Office of Chief Accountant, Division of Corporate Finance of the Securities and Exchange Commission (“Office of the Chief Accountant”) and in a response letter dated April 9, 2019, the Office of the Chief Accountant permitted the requested relief.

Note 7 – Commitment and Contingencies

Litigation, page F-24

32.

We note your policy for contingent liabilities on page F-11 and the lawsuits and proceedings described here. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

The Company supplementally advises the Staff that it does not believe there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

Note 9. Equity Incentive Plans, page F-29

33.

We note that the weighted average exercise price of options issued during 2018 is significantly less than the $9.57 and $12.73 per share price of Series D and D-1 Convertible Preferred Stock, respectively, issued during 2018. Describe to us the material positive and negative events occurring during the period which contributed to the variances in the estimated fair value of your common shares underlying these option issuances. Please also provide us with the underlying common stock share price of the equity instruments issued and progressively bridge to the current estimated IPO price the fair value per share determination used for each option grant since January 1, 2019. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

The Company acknowledges the Staff’s requests and will supplementally provide the requested information to the Staff under separate cover when available.

Recent sales of unregistered securities, page II-2

34.	Please reconcile your disclosure regarding common stock sales mentioned here and on page F-5.

In response to the Staff’s comment, the Company has revised its disclosure on page II-2.

Exhibits

35.

Please file your material licenses, like those addressed in the risk factor on page 26. Also, provide us your analysis supporting your conclusion regarding whether you must file the acquisition agreements mentioned on page 73, the collaboration arrangement mentioned in the penultimate paragraph on page 111, the lease mentioned on page 119, and the second at-will agreement mentioned on page 130.

In response to the Staff’s comment, the Company intends to include as exhibits to a subsequent amendment to the Registration Statement the license agreement with Stanford University and the license agreement with the President and Fellows of Harvard University. The Company has included as exhibits to the revised Draft Registration Statement the lease agreement for the Company’s new headquarters in Pleasanton, California and the form of at-will employment, confidential information, invention assignment and arbitration agreement.

The Company respectively advises the Staff that it does not believe the acquisition agreements relating to the Company’s acquisitions of Epinomics and Spatial Transcriptomics or the license agreement with Prognosys constitute material contracts under Item 601(b)(10) of Regulation S-K as all obligations under the Epinomics acquisition agreement and the Prognosys license agreement have been fully performed and the contingent payment obligation described on pages 122 and F-16 is the only remaining obligation under the Spatial Transcriptomics acquisition agreement. As such, the Company believes the material information regarding these agreements are adequately described in the Registration Statement.

* * * * * * *

Please call me (650-251-5130) if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ Kevin Kennedy
Kevin Kennedy

cc:	Serge Saxonov, Chief Executive Officer,

Eric Whitaker, General Counsel and Secretary

10x Genomics, Inc.